United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale announces Chief Compliance Officer

Rio de Janeiro, July 20th, 2020 - Vale S.A (“Vale”) informs that, from this date onwards, Denis Cuenca takes on as Chief Compliance Officer (“CCO”), reporting directly to the Board of Directors and, will be responsible for the compliance office, including the integrity department, the internal audit and the whistleblower channel.

Denis Cuenca has a solid career as an Internal Audit, Risk and Compliance executive. Denis has demonstrated systemic and innovative approach regarding control and prevention processes while yielding positive results and bringing recognition among its peers in the companies he worked. In his international experience, he conducted auditing and due-diligence works in Mexico, United States, Uruguay and Venezuela. Before joining Vale, he worked in companies such as Ultrapar, KPMG, Banco Itaú, Banco Real and Itautec. At Ultrapar, Mr Cuenca created a Corporate Governance framework considered innovative in Brazil, in which the Risk, Integrity and Audit areas work together. Since 2013, he has been a member of the Ultrapar Conduct Committee and served as Secretary of the Audit and Risk Committee and of the Fiscal Council at Ultrapar, being responsible for reporting on risk, compliance and audit matters. Between 2014 and 2017, Mr Cuenca also served as Corporate Governance Secretary of the Brazilian Institute of Corporate Governance (IBGC). He has a strong background in financial statements, tax routines, investments, due diligence, among others.

The CCO will be responsible for managing the third line of defense, overseeing corporate integrity within the organization and ensuring compliance with laws, regulations, policies and procedures. This Office must assure to senior management and the Board that there are adequate policies and procedures, well understood and respected by all employees. The CCO will report directly to the Board of Directors and interact with the Audit Committee, granting a degree of autonomy and total independence from the other management structures of the company.

The implementation of the Chief Compliance Office, approved by the Board of Directors in December 2019, is another step towards addressing the recommendations issued by the Extraordinary Independent Consulting Committee for Investigation in the report released in February 2020 and adds to other measures to strengthen Vale’s risk governance and safety, such as the establishment of the Audit Committee and the adoption of the Engineer of Record.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 20, 2020		Director of Investor Relations